AEROSPACE FLIGHT TECHNOLOGIES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020
AND
PERIOD FROM AUGUST 14 TO DECEMBER 31, 2019



Lipschultz, Levin & Gray
L.L.C. Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Aerospace Flight Technologies, LLC
Washington, DC

We have audited the accompanying financial statements of Aerospace Flight Technologies, LLC, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in members' equity and cash flows for the year and period then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Lipschultz, Levin & Gray
L.L.C. Certified Public Accountants

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425 Huehl Road, Bldg. 7, Northbrook, Illinois 60062-2322
847.272.5300 FAX: 847.272.9351 www.TheThinkers.com

EIDE BAILLY
ALLIANCE
Independent Member Firm

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aerospace Flight Technologies, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the year and period then ended in accordance with accounting principles generally accepted in the United States of America.

Lipschultz, Levin & Gray, L.L.C.

Lipschultz, Levin & Gray, LLC
Northbrook, Illinois
June 18, 2021



Lipschultz, Levin & Gray
L.L.C. Certified Public Accountants

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EXHIBIT A

AEROSPACE FLIGHT TECHNOLOGIES, LLC

BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
CURRENT ASSET -		
Cash	$ 1,087	$ 1,186
TOTAL ASSETS	$ 1,087	$ 1,186

MEMBERS' EQUITY

	2020	2019
MEMBERS' EQUITY	$ 1,087	$ 1,186
TOTAL MEMBERS' EQUITY	$ 1,087	$ 1,186

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

Lipschultz, Levin & Gray
L.L.C. Certified Public Accountants

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AEROSPACE FLIGHT TECHNOLOGIES, LLC

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020
AND
PERIOD FROM AUGUST 14 TO DECEMBER 31, 2019

	2020	2019
OPERATING EXPENSES	$ 6,183	$ 2,451
NET LOSS	$ (6,183)	$ (2,451)

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

Lipschultz, Levin & Gray
L.L.C. Certified Public Accountants

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EXHIBIT C

AEROSPACE FLIGHT TECHNOLOGIES, LLC

STATEMENTS OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2020
AND
PERIOD FROM AUGUST 14 TO DECEMBER 31, 2019

BALANCE - AUGUST 14, 2019	$ -
NET LOSS FOR THE PERIOD	(2,451)
CONTRIBUTED CAPITAL	3,637
BALANCE - DECEMBER 31, 2019	1,186
NET LOSS FOR THE YEAR	(6,183)
CONTRIBUTED CAPITAL	6,084
BALANCE - DECEMBER 31, 2020	$ 1,087

See Independent Auditor's Report and Accompanying Notes to Financial Statements.



Lipschultz, Levin & Gray
L.L.C. Certified Public Accountants

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AEROSPACE FLIGHT TECHNOLOGIES, LLC

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020
AND
PERIOD FROM AUGUST 14 TO DECEMBER 31, 2019

	2020	2019
CASH FLOWS USED BY OPERATING ACTIVITY -		
Net Loss	$ (6,183)	$ (2,451)
CASH FLOWS FROM FINANCING ACTIVITY -		
Contributed Capital	6,084	3,637
NET INCREASE (DECREASE) IN CASH	(99)	1,186
CASH - BEGINNING OF YEAR/PERIOD	1,186	
CASH - END OF YEAR	$ 1,087	$ 1,186

See Independent Auditor's Report and Accompanying Notes to Financial Statements.

Lipschultz, Levin & Gray
L.L.C. Certified Public Accountants

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NATURE OF BUSINESS

Aerospace Flight Technologies, dba 0-G Launch ("The Company"), was formed on August 14, 2019. The Company will offer innovative airborne spaceflight support services to the aerospace industry and peripheral markets. The Company will operate specially-modified aircraft to provide microgravity testing environments and as a platform of technologies and services to the space launch industry. The aircraft will be also available to the market for development of science payloads, human space flight training and consumer parabolic (zero gravity) flights.

The Company will operate from its main base and headquarters in the USA and plans to expand to a network of six company-operated Space Jet™ aircraft located in Europe, the Middle East, India, South-East Asia and Latin America.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The Company prepares its financial statements on the accrual basis of accounting. Under this method of accounting, revenue is recognized when earned and expenses are recorded when they are incurred.

Cash:

For the purpose of the statements of cash flows, the Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2020 and 2019.

The Company maintains its cash accounts in what it believes is a high-quality bank. During the year, cash balances may exceed the federally insured limit of $250,000. The Company does not believe it is exposed to any significant credit risk on cash.

Income Taxes:

The Company's members have made an election under the Internal Revenue Code for the Company to be a partnership for federal income tax purposes. Accordingly, income is taxable at the member level. The Company remains liable for state replacement taxes.

Management believes its tax positions have been taken in accordance with the rules and regulations of the respective taxing authorities in which it files and they have filed in jurisdictions where required.

The Company's federal and Delaware income tax returns have not been examined by the tax authorities since inception, which remain as the period that is generally still subject



SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Income Taxes (Continued):

to examination. Management realizes that there may be differences of opinion relating to interpretations taken by taxing authorities and that certain tax jurisdictions may require filings that have not been made. However, through June 18, 2021, there have not been any material claims made by any taxing authorities that have not been appropriately defended or provided for in the financial statements, nor is management aware of any specific uncertain tax positions that currently exist.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital to fund operations, competition from substitute products and services from larger companies, and risks associated with changes in information technology.

The Company has incurred net losses, utilized cash in operations since inception, and expects to incur future additional losses. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its future support services, and, ultimately, to achieve profitable operations.

LEASE COMMITMENTS

Operating Leases:

The Company rents its principal office under a lease that is month to month. Rent expense for 2020 and 2019 amounted to $3,090 and $1,359, respectively.

SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 18, 2021, the date that the financial statements were available for issue.



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